December 21, 2007                                                      VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Phoenix Life Insurance Company
     Phoenix Life Variable Universal Life Account - Phoenix Benefit Choice
     VUL(SM)
     Pre-effective Amendment No. 1 to the Initial Registration Statement on Form N-6 File Nos. 333-146301 and 811-04721

Members of the Commission:

We transmit for filing Pre-effective Amendment No. 1 to the Initial Registration Statement on Form N-6 under the Securities Act of 1933, as amended. The purpose of this filing is to incorporate comments received from the Staff.

In addition, on behalf of the Registrant, I respectfully request acceleration of the effective date to December 21, 2007, or as soon thereafter as possible. An acceleration request on behalf of the principal underwriter is attached.

You may direct any questions regarding this filing to the undersigned at (860) 403-6625.

Very truly yours,

/s/ Kathleen A. McGah
---------------------
Vice President and Counsel
Phoenix Life Insurance Company
One American Row
Hartford, CT 06102-5056